Wolters Kluwer
Tax, Accounting & Legal

File No. 82-2683

SUPPL

PRESS RELEASE

RECEIVED
2007 OCT 19 A 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cont[redacted]ions

07027365

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

Wolters Kluwer Tax and Accounting to Acquire TeamMate™

Internal Auditors to Benefit from Expanded Suite of Leading Solutions and Services from CCH

(Riverwoods, Ill. October 17, 2007) - Wolters Kluwer Tax and Accounting has signed an agreement to acquire from PricewaterhouseCoopers LLP, TeamMate - the leading integrated audit productivity software suite serving corporate internal audit departments and government agencies in 96 countries. Wolters Kluwer Tax and Accounting, a unit of Wolters Kluwer, is a leading provider of tax and accounting information, services and software solutions serving professionals worldwide under the CCH brand name.

Over 56,000 auditors from more than 1,500 organizations worldwide use TeamMate to increase the efficiency and productivity of the entire audit process including risk assessment, scheduling and timekeeping, workpaper preparation and review, report generation and audit issue tracking. Customers include Fortune 100 and Fortune 500 corporations, small- and medium-size enterprises and government agencies.

"The acquisition will be great news for internal audit professionals worldwide," said Wolters Kluwer Tax and Accounting CEO Kevin Robert. "TeamMate customers will benefit from CCH's premiere content, software and support as we build on the product excellence with which PricewaterhouseCoopers has served them, and also expand the range of services provided as part of the TeamMate suite. We are truly excited about the opportunity we have to extend our long history of tax and accounting leadership to internal audit professionals."

"We're pleased that TeamMate is now part of the CCH family," said Anton van Wyk, PricewaterhouseCoopers' Global Internal Audit Services Leader. "Following completion of the sale, PricewaterhouseCoopers will continue to use TeamMate as a component of our global Internal Audit practice and – given the size of our internal audit business – will become one of CCH's largest TeamMate customers. Our clients will benefit from CCH's ability to further develop and enhance TeamMate to retain the product's world class status and meet market demand."

CCH holds longstanding leadership in serving tax and accounting professionals around the world. The TeamMate acquisition will further advance CCH as the professional's first choice for authoritative and innovative solutions and services in the corporate and government markets.

"TeamMate is an excellent fit for CCH businesses worldwide," said Robert. "The acquisition advances our strategy to further grow in the corporate and government segments by offering a global suite of solutions to serve the internal audit market."

The TeamMate suite consists of five key products that can be used independently or with other components of the suite. Those products are: TeamMate EWP, electronic workpaper system; TeamCentral, audit issues tracking; TeamRisk, risk assessment tool; TeamSchedule, advanced scheduling; and TeamMate TEC, time and expense tracking. TeamMate will join CCH's portfolio of market-leading research and software solutions as a distinct product line.

dlw 10/19

There are approximately 40 PricewaterhouseCoopers employees who are dedicated to the TeamMate suite, and they are expected to join the Wolters Kluwer Tax and Accounting organization when the transaction closes.

"We are very excited about joining the CCH family," said Mike Gowell, managing director for the TeamMate practice. "We're bringing over the whole team and look forward to taking TeamMate to the next level by leveraging the content and technology of CCH in TeamMate."

Closing of the acquisition is subject to a number of customary conditions, including satisfaction of all regulatory requirements. The parties expect the acquisition to be consummated during the next 30-60 days. Terms of the acquisition were not disclosed.

About Wolters Kluwer Tax and Accounting
Wolters Kluwer Tax and Accounting, a unit of Wolters Kluwer, is a leading provider of tax, audit and accounting research and compliance information, services and software solutions. Serving professionals in the U.S., Canada and Asia Pacific, Wolters Kluwer Tax and Accounting operates in the market as CCH, a Wolters Kluwer business. Customers include professionals in small, medium and large accounting firms and corporate tax and auditing departments. CCH has served tax, accounting and business professionals and their clients since 1913.

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

About PricewaterhouseCoopers
PricewaterhouseCoopers (www.pwc.com) provides industry-focused assurance, tax and advisory services to build public trust and enhance value for its clients and their stakeholders. More than 146,000 people in 150 countries across our network share their thinking, experience and solutions to develop fresh perspectives and practical advice.

"PricewaterhouseCoopers" refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Contact PricewaterhouseCoopers LLP: Kathryn Oliver, +1 860 241 7333, kathryn.oliver@us.pwc.com

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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